Exhibit 2.1

First Amendment to Agreement and Plan of Merger

This First Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of February 2, 2017, is entered into by and among Transgenomic, Inc. (“Parent”), a Delaware corporation, New Haven Labs Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Precipio Diagnostics, LLC, a Delaware limited liability company (the “Company”).

Whereas, Parent, Merger Sub and the Company are parties to that Agreement and Plan of Merger, dated as of October 12, 2016 (the “Agreement”);

Whereas, Parent, Merger Sub and the Company desire to amend the Agreement on the terms and conditions set forth herein;

Whereas, Section 8.10 of the Agreement provides that prior to the Effective Time, subject to applicable Law (including the DGCL and DLLCA) and Section 8.11 of the Agreement, the Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of Parent, Merger Sub and the Company; and

Whereas, the respective Boards of Directors of the parties to the Agreement have approved this Amendment prior to the Effective Time.

Now, Therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Definitions. Capitalized terms used and not otherwise defined herein (including in the recitals hereto) shall have the meanings given to them in the Agreement.

2.	Amendments.

a.                   Section 1.01 of the Agreement is hereby amended as follows:

i.	The definition of “Parent Closing Indebtedness” is deleted in its entirety and replaced with the following:

“Parent Closing Indebtedness” means all Indebtedness of Parent except for (i) accounts payable to trade creditors and accrued expenses in the ordinary course of business, (ii) the Parent Stockholder Indebtedness and (iii) Unsecured Noteholder Indebtedness.”

ii.	The following definitions are added to Section 1.01:

“Alternative Financing” means a financing that is consummated on terms substantially similar to the terms and conditions set forth on the New Preferred Stock Financing, but with different Investors.”

“Merger Shares” means 160,585,422 shares of Parent Common Stock representing the total number of shares of Parent Common Stock to be issued in the Merger.”

“Unsecured Noteholder Indebtedness” means the $125,000 Unsecured Convertible Promissory Note dated as of January 20, 2015, and amended as of January 17, 2017, held by MAZ Partners LP and including all accrued and unpaid interest thereon.”

b.                  Section 2.02 of the Agreement is hereby amended by deleting the term “Article VII” set forth therein and inserting the term “Article VI”.

c.                   Section 2.09 of the Agreement is deleted in its entirety.

d.                  Section 5.16(a) of the Agreement is deleted in its entirety and replaced with the following:

“(a) Parent agrees to promptly file with the SEC a “shelf” registration statement on Form S-3 or other appropriate form in connection with the registration under the Securities Act of the Registrable Securities (the “Registration Statement”) as soon as practicable following the Effective Time, but in no event later than June 1, 2017. Parent shall maintain the effectiveness of such Registration Statement thereafter for a period of two years after such Registration Statement is declared effective by the SEC.”

e.                   Section 5.12(c) of the Agreement is deleted in its entirety and replaced with the following:

“(c) At the Effective Time, the Company’s Directors and Officers Insurance (the “D&O Policy”) shall be amended to cover the D&O Indemnified Parties for claims arising from and after the Effective Time with respect to matters for which the D&O Indemnified Parties may be entitled to indemnification by the Company as set forth in Section 5.12(a). Such D&O Policy shall provide insurance coverage with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Parent as Parent’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) and Parent and the Company agree and covenant to maintain such D&O Policy for a period of not less than six years on behalf of the D&O Indemnified Parties.”

f.                   Section 5.01(a) of the Company Disclosure Schedule is hereby amended by adding the following events:

4.	The issuance of convertible promissory notes to new and existing Company investors in the aggregate principal amount of $300,000 (which amount may be increased upon the Company’s determination).

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g.                  Section 5.01(c) of the Parent Disclosure Schedule is hereby amended by adding the following events:

8.	Issuance of warrants to holder of Unsecured Noteholder Indebtedness.

9.	Unsecured letter of credit issued by the Company to the Parent on February 2, 2017.

10.	Issuance of Parent common stock upon conversion of Indebtedness held by affiliates of Third Security, LLC as contemplated by that certain Termination and Tenth Amendment to Loan and Security Agreement dated as of February 2, 2017, among Parent, Third Security Senior Staff 2008 LLC and the other lenders party thereto.

h.                  Section 6.01(d) of the Agreement is deleted in its entirety.

i.                    Section 6.01(e) of the Agreement is deleted in its entirety and replaced with the following:

“(c) The New Preferred Stock Financing shall have been consummated; provided that; such condition shall be deemed to be satisfied in the event that the New Preferred Stock Financing has not been consummated within two Business after the Parent Stockholder Approval has been obtained and an Alternative Financing is consummated within 60 days of the date that the Parent Stockholder Approval has been obtained.”

j.                    Section 6.02(e) of the Agreement is deleted in its entirety and replaced with the following:

“(e) Parent shall have obtained the consent of the lenders parties to Parent’s outstanding secured debt.”

k.                  Section 6.02(l) of the Agreement is deleted in its entirety and replaced with the following:

“(l) Parent shall not have sold or issued, or entered into any agreement, commitment or arrangement to sell or issue, any New Preferred Stock except for (i) the New Preferred Stock issuable upon the conversion of Parent Stockholder Indebtedness, (ii) the New Preferred Stock sold and issued in the New Preferred Stock Financing, and (iii) an Alternative Financing in the event that the New Preferred Stock Financing has not been consummated within two Business after the Parent Stockholder Approval has been obtained.”

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l.                    Each of Section 6.02(g), Section 6.02(m) and Section 6.03(g) of the Agreement is deleted in its entirety.

m.                Section 7.01(b) of the Agreement is deleted in its entirety and replaced with the following:

“(b) by either the Company or Parent, if the Merger has not been consummated by June 30, 2017, or such other date, if any, as the Company and Parent shall agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose breach under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;”

3.	Waivers. The parties desire to waive certain terms and conditions of the Merger Agreement as follows:

a.	Acknowledge and Waiver of Potential Delisting from the NASDAQ Capital Market. The Company hereby acknowledges that Parent is currently not in compliance with the listing requirements for the NASDAQ Capital Market and that Parent has received permission from the NASDAQ Capital Market’s Nasdaq Hearing Panel (the “NASDAQ Panel”) to continue its listing on the NASDAQ Capital Market to allow Parent to close the Merger. The NASDAQ Panel has granted Parent’s request to extend its continued listing on the NASDAQ Capital Market until February 19, 2017 on the condition that the Merger must be closed on or before February 19, 2017. The Company hereby acknowledges that the Merger will not close on February 19, 2017 and that Parent may become delisted from the NASDAQ Capital Market on February 19, 2017 if it is otherwise unable to obtain another extension of its continued listing beyond February 19, 2017 (the “Delisting”). Parent will use its commercially reasonable efforts to maintain its continued listing on the NASDAQ Capital Market, including commercially reasonable efforts to obtain from the NASDAQ Panel another extension of its continued listing beyond February 19, 2017. The Company hereby acknowledges the possibility of a Delisting and hereby waives (i) any breach of Section 5.10 of the Agreement, (ii) the fulfillment of the condition set forth in Section 6.01(f) of the Agreement and (iii) any Company termination right pursuant to Section 7.01 of the Agreement, in each case to the extent such breach, failed condition or termination right is triggered solely by the Delisting.

4.	Effect of Amendment. The provisions of the Agreement are amended and modified by the provisions of this Amendment. If any provision of the Agreement is materially different from or inconsistent with any provision of this Amendment, the provision of this Amendment shall control, and the provision of the Agreement shall, to the extent of such difference or inconsistency, be disregarded.

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5.	Single Agreement. This Amendment and the Agreement, as amended and modified by the provisions of this Amendment, shall constitute and shall be construed as a single agreement. The provisions of the Agreement, as amended and modified by the provisions of this Amendment, are incorporated herein by this reference and are ratified and affirmed. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby.

6.	Headings. The underlined headings herein are for convenience only and shall not affect the interpretation of this Amendment.

7.	Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

8.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or scanned pages shall be effective as delivery of a manually executed counterpart to this Amendment.

9.	Entire Agreement. The Agreement, as amended and modified by this Amendment, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

{Signature Page to Follow}

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

PRECIPIO DIAGNOSTICS, LLC

By:	/s/ Ilan Danieli
Ilan Danieli
Chief Executive Officer

TRANSGENOMIC, INC.

By:	/s/ Paul Kinnon
Paul Kinnon
President and Chief Executive Officer

NEW HAVEN LABS INC.

By:	/s/ Paul Kinnon
Paul Kinnon
President